Filed by Pacific Ethanol, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Aventine Renewable Energy Holdings, Inc.

(Commission File No. 000-21467)

The following is the text of a frequently asked questions communication provided to the employees of Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. on January 13, 2015.

Pacific Ethanol, Inc and Aventine Renewable Energy Holdings, Inc. have agreed to merge to create a national ethanol production and marketing company focused on delivering low-carbon fuel and high value co-products to industry customers. We have prepared the attached document in FAQ format to bring everyone “Up to Speed.” It is being distributed to employees at both companies today.

Merger of Pacific Ethanol, Inc. and

Aventine Renewable Energy Holdings, Inc.

ANSWERS TO EMPLOYEES’ MOST FREQUENTLY ASKED QUESTIONS

Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. have agreed to merge to create a national ethanol production and marketing company focused on delivering low-carbon fuel and high value co-products to industry customers. The combination of the two companies is expected to complement the respective existing businesses through diversification of products, regions, technologies, and the expansion of production and marketing activities. The combined company will be capable of producing 515 million gallons per year (MGY) of ethanol and marketing an additional 300 MGY of ethanol, positioning it as the 5th largest producer and marketer of ethanol in the country. The distinctly different regions in which the combined company will produce and market ethanol, together with the discrete co-products that are to be sold in these regions, is expected to put the combined company in a position to flourish in the growing low-carbon fuel market.

A successful integration of Pacific Ethanol and Aventine will take some time and will involve the assistance of employees from both sides. At this time, it isn’t feasible to address all questions, but this document has been created to kick off the communications process. You will receive additional information as it becomes available. We plan on being as transparent as we can as the integration process moves forward.

Who is Pacific Ethanol, Inc.?

Pacific Ethanol, Inc. is the leading producer and marketer of low-carbon renewable fuels in the Western United States. It manages and operates four ethanol production facilities located in California, Oregon and Idaho. It owns a 96% interest in the four plants and the plants have a combined production capacity of 200 MGY.

Pacific Ethanol’s plants are located in close proximity to its customers. As a result, Pacific Ethanol is able to produce and sell Wet Distillers Grain (WDG), which avoids the drying process, and as a result, burns less natural gas. According to the California Air Resource Board, ethanol produced by its plants has among the lowest carbon intensity of any commercially available transportation fuel produced in the United States.

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You can find more information about Pacific Ethanol at its website, www.pacificethanol.com.

Who is Aventine Renewable Energy Holdings, Inc.?

Aventine Renewable Energy Holdings, Inc. is a leading producer of ethanol and related co-products headquartered in Pekin, Illinois, with plants located in Pekin and Aurora, Nebraska. Aventine markets and distributes ethanol and co-products to many of the leading energy and food companies located in the United States and around the world. The products produced and sold help reduce our country’s dependence on foreign oil, benefit the environment by reducing pollutants and improve automobile performance.

In addition to ethanol, Aventine produces and markets several co-products including: corn gluten feed and meal, corn germ, condensed corn distillers solubles, dried distillers grain with solubles, wet distillers grain with solubles, corn oil, carbon dioxide and distillers yeast.

You can find more information about Aventine at its website, www.aventinerei.com.

When will the merger to be finalized?

There are numerous steps involved in completing the merger, chief among them is that both companies must obtain their stockholders’ approval. Some of the steps involve matters that are out of the companies’ control. However, if things go in accordance with our plans, the merger will be finalized during second quarter of 2015.

As we move toward integration of the two companies, how will employees be involved and kept informed?

The management of Pacific Ethanol and Aventine are working together to develop a comprehensive integration plan. Key to this process will be the involvement of employees from both companies. An “integration team” will be formed at each company to engage with their counterparts at the other company, solicit and receive input from co-workers and plan for the management changes associated with the combination of two companies. As more issues are identified and answers developed, we will communicate via an updated FAQ or other means.

It is important to note that while we have already begun the planning process, implementation of the plans developed over the coming weeks cannot be carried out until the merger is finalized. In the meantime, it is important that all employees continue to carefully carry out their daily responsibilities.

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What are the ground rules and protocol for interacting with our counterparts at the other company?

This is high on the list of priorities for the integration team. Guidance will be provided shortly.

If vendors and/or customers have questions, what can I tell them about the effect of the merger?

It is important to stress that the planned merger has no immediate effect on the business or business relationships of either company. Vendors and customers can be assured that we are conducting business as usual. Even after the closing date, Aventine and Pacific Ethanol will continue to do business under their respective brands. There are no immediate plans for changing the company names. Branding issues will be addressed as part of our longer-term planning.

Vendors and customers should also be directed to the publicly available information posted at www.pacificethanol.com.

What can I say to my family and friends, or on social media?

We are currently in a “Quiet Period” for insiders (all employees, immediate family members and others living in your household). During this period of time, insiders may not buy, sell or otherwise trade shares of PEIX or Aventine. In addition, employees may not share confidential information about Pacific Ethanol or Aventine with unauthorized persons (including immediate family members), and may not post messages to online chat rooms, web pages or other forums to discuss any matter involving the companies. Consequences for failure to follow “Quiet Period” protocols can be serious, and may include prosecution, fines and incarceration.

What impact will the merger have on staffing? Will there be any reductions?

People are the single most important asset in this merger, and we want to retain the very best talent in the combined company. While we anticipate identifying areas of overlap, there will also be opportunities for growth. The specific staffing impact is not known at this time, but we intend to communicate staffing plans as soon as they are developed.

How will the merger affect HR policies for things like vacation and holidays?

We plan to review the policies of both companies and to harmonize them over time, keeping those policies that we consider to be “best of breed.”

How will Aventine’s union contract be affected?

Pacific Ethanol has agreed to honor the existing Collective Bargaining Agreement (CBA) in effect at Aventine’s Pekin facility, including all of the employment terms negotiated in the CBA.

Will I be credited with my years of service, for policies that are affected by years of service?

You will be credited with your years of service for the following purposes.

•                     401(k) and Pension Plan vesting

•                     Annual accrual rate for vacation days/hours

•                     Service recognition awards

•                     Unexpired stock options/equity grants (if any)

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How will medical, dental and vision benefits be affected? When?

Aventine’s medical, dental and vision benefits will remain in effect until mid-2015, the end of the current insurance contracts. Similarly, Pacific Ethanol’s medical, dental and vision benefits will remain in effect until December 31, 2015, the end of the insurance contracts.

The employee-paid premiums will also remain the same for the remainder of the current contracts. After the closing of the merger, we plan to conduct a detailed analysis of both insurance plans to determine how to harmonize them and to take advantage of the buying power of the combined company. It is likely that all employees will be covered by a single health insurance plan at some point in the future. However, the current insurance programs and the premiums paid by employees of Aventine and Pacific Ethanol are quite similar, so we don’t anticipate many changes. More analysis is needed to ensure that we offer the best value to our employees.

What if I have additional questions?

Please contact your manager, Human Resources or senior management.

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This communication is being made in respect of the proposed merger between Pacific Ethanol, Inc. (“Pacific Ethanol”) and Aventine Renewable Energy Holdings, Inc. (“Aventine”). In connection with the proposed merger, Pacific Ethanol will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of Pacific Ethanol and Aventine that also constitutes a prospectus of Pacific Ethanol. The definitive joint proxy statement/prospectus will be delivered to the stockholders of Pacific Ethanol and Aventine.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Pacific Ethanol through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Copies of the documents filed with the Securities and Exchange Commission by Pacific Ethanol will be available free of charge on Pacific Ethanol’s internet website at www.pacificethanol.com or by contacting Pacific Ethanol’s investor relations agency, LHA, at (415) 433-3777.

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Pacific Ethanol, Aventine, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Pacific Ethanol is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the Securities and Exchange Commission on April 28, 2014. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Pacific Ethanol’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact are forward-looking statements that reflect Pacific Ethanol’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Aventine, including future financial and operating results, Pacific Ethanol’s or Aventine’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Pacific Ethanol’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Pacific Ethanol’s current expectations depending upon a number of factors affecting Pacific Ethanol’s business, Aventine’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Aventine acquisition; subsequent integration of the Aventine acquisition and the ability to recognize the anticipated synergies and benefits of the Aventine acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pacific Ethanol and Aventine stockholder approvals; the risk that a condition to closing of the Aventine acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Pacific Ethanol shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pacific Ethanol’s and Aventine’s products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ethanol production and marketing industries; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; successful compliance with governmental regulations applicable to Pacific Ethanol’s and Aventine’s facilities, products and/or businesses; changes in the laws and regulations; changes in tax laws or interpretations that could increase Pacific Ethanol’s consolidated tax liabilities; the loss of key senior management or staff; and such other risks and uncertainties detailed in Pacific Ethanol’s periodic public filings with the Securities and Exchange Commission, including but not limited to Pacific Ethanol’s “Risk Factors” section contained in Pacific Ethanol’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014 and from time to time in Pacific Ethanol’s other investor communications. Except as expressly required by law, Pacific Ethanol disclaims any intent or obligation to update or revise these forward-looking statements.

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